[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

January 27, 2006

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0303

Re:                             Duke Energy Holding Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 9, 2005
File No. 333-126318

Dear Mr. Owings:

On behalf of Duke Energy Holding Corp. (the “Company”), we have the following response to the comments in your comment letter dated January 25, 2006 (the “Comment Letter”) relating to Amendment No. 2 to the registration statement on Form S-4  (as amended, the “Form S-4”) filed by the Company on December 9, 2005 (Commission File No. 333-126318) in connection with the merger of Duke Energy Corporation (“Duke Energy”) and Cinergy Corp. (“Cinergy”).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment.

                                If the Staff does not concur with the Company’s response, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of an additional comment letter and are available at the Staff’s convenience.

Form 8-K filed on December 9, 2005

Consolidated Statements of Cash Flows, page 55

1.                                      We note that you present contributions to the nuclear decommissioning trust fund (NDTF) in Other within Cash Flows From Investing Activities.  It is not clear how you are reporting the investment activity in the NDTF in the Statements of Cash Flows.  Please be advised that SFAS no. 95 does not scope out NDTF assets.  Prospectively, please report cash flows from purchases, sales, and maturities of NDTF securities gross in the statement of cash flows.  You may recast prior periods prospectively in your 2005 Form 10-K.  If our understanding is incorrect, please clarify your classification policy supplementally.  If our understanding is correct, please also explain the basis for your existing presentation.

                                The Company advises the Staff that cash flows from purchases, sales and maturities of NDTF securities are presented gross in the statement of cash flows in accordance with the requirements of Statement 115.  Purchases are included in the line item entitled “Purchases of available-for-sale securities” and sales and maturities are included in the line item entitled “Proceeds from sales and maturities of available for sales securities.”   In its 2005 Form 10-K, Duke Energy will include footnote disclosure to clarify that cash flows from purchases, sales and maturities of NDTF securities are presented gross in the statement of cash flows and will specify the line items in which such items appear.

Note 7.  Asset Retirement Obligations, page 84

Nuclear Decommissioning Costs, page 85

2.                                      Please supplementally explain in detail the first sentence under this caption.  Please specifically explain how the “[i]nternal reserve, which is contained in accumulated depreciation …” complies with SFAS no. 143.  In this regard, please explain to us the nature of the “internal reserve” and provide the debits and credits that gave rise to it and all associated activity.  We may have further comment.

                                The “internal reserve” discussed in Note 7 is a reference to amounts that have been collected in rates as part of depreciation expense allowed for rate-making purposes in order to cover the anticipated future decommissioning of non-contaminated nuclear assets, but have not yet been funded in nuclear decommissioning trust funds (“NDTF”).  Prior to the adoption of Statement 143, such credit balance was included in accumulated depreciation and relieved once the associated funds were expended.  Because the amounts are associated with assets that do not have a legal retirement obligation, they are not within the scope of Statement 143.

In accordance with informal guidance from the SEC Staff in early 2004, such amounts were reclassified as a component of regulatory liabilities in the Company’s Form 10-K for the year ended December 31, 2003.  During 2004, as disclosed in Note 7, Duke Energy made significant contributions to the NDTF.  These contributions eliminated the previously-unfunded “internal reserve.”  However, a regulatory liability for the amount funded remains since the investments in the NDTF are included in Duke Energy’s consolidated balance sheet.

In connection with the 2004 funding of the “internal reserve,” Duke Energy advises the Staff that it has subsequently determined that it inadvertently excluded approximately $290 million of the “internal reserve” from the amount disclosed in Note 4 as “Removal Costs” in “Regulatory Liabilities” as of December 31, 2004.  This matter had no impact on Duke Energy’s basic financial statements, as the $290 million was appropriately included in “Deferred Credits and Other Liabilities — Other” in Duke Energy’s December 31, 2004 consolidated balance sheet.

In its 2005 Form 10-K, Duke Energy will revise its footnote disclosures to clarify that all removal costs for property that do not have a legal retirement obligation but that are recorded based on regulatory actions are presented as regulatory liabilities and accordingly will revise the amount disclosed as regulatory liabilities as of December 31, 2004 to include the $290 million discussed above.

Note 13.  Discontinued Operations and Assets Held for Sale, page 96

3.                                      Your response suggests that by virtue of consolidation through application of FIN 46, Bayside became a separate component of an entity whereas prior to consolidation it was not a separate component.  We assume that DENA’s Bayside facility was part of the DENA component that was accounted for as a discontinued operation in your most recent financial statements.  If our understanding is incorrect, please clarify it including an explanation of the DENA Bayside component versus other facilities comprising the DENA component.  If otherwise, please review FASB Action Alert no. 01-42 and our prior comment in our letter dated January 20, 2006 and make the appropriate revisions.

                                As originally disclosed in Duke Energy’s Form 10-Q for the quarter ended September 30, 2004, Duke Energy entered into an agreement in September 2004 to sell its interest in Bayside.  The sale closed in July 2005.  At the time of the commitment to sell the interest in third quarter of 2004, Bayside was consolidated, determined to be a separate component of an entity pursuant to the guidance in Statement 144, and met the requirements for discontinued operations presentation beginning in third quarter 2004.  Reference is made to the disclosures in footnote 9 to the financial statements included in Duke Energy’s Form 10-Q for the quarter ended September 30, 2004.

In accordance with the requirements of paragraphs 41 and 42 of Statement 144, at the time of disposal, Bayside was determined to be a separate component with operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of DENA and Duke Energy.  Bayside’s operations and cash flows were eliminated from Duke Energy’s ongoing operations following the closing of the sale in July 2005, and Duke Energy has no significant continuing involvement in the operations of Bayside following the sale.

Accordingly, Bayside was operated as a separate component of an entity and was not operated as part of the remaining components of DENA approved for disposition by the board in September 2005 and that qualified for discontinued operations presentation beginning in the third quarter 2005.

Prior to the adoption of FIN 46, Bayside was accounted for as an equity method investment and did not represent a part of any component that has been subsequently discontinued.  Accordingly, discontinued operations presentation has been used beginning in 2004 for the period Bayside was consolidated by Duke Energy, but not for the period it was accounted for as an equity method investment, pursuant to the guidance in FASB Action Alert no. 01-42 that an equity method investment is not within the scope of Statement 144 and, by itself, should not be reported as a discontinued operation under Statement 144.

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Please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,

/s/ Sheldon S. Adler, Esq.
Sheldon S. Adler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	B. Keith Trent, Esq.
Group Vice President — General Counsel and Secretary
Duke Energy Corporation

Peter A. Atkins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Marc E. Manly, Esq.
Executive Vice President and Chief Legal Officer
Cinergy Corp.

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz